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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 12b-25


                        Commission File Number: 0-10065


                          NOTIFICATION OF LATE FILING


(Check One)  X  Form 10-KSB      Form 11-K      Form 2-F
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                Form 10-QSB      Form N-SAR
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                  For the fiscal year ended December 31, 2000


   Nothing in the Form shall be construed to imply that the Commission has verified any information contained herein.


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    If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:  [None].

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PART I.  REGISTRANT INFORMATION.

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Full Name of Registrant:    Dynamic I-T, Inc.

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Former Name if applicable:     Colorado Gold & Silver, Inc.

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Address of Principal executive office
(street and number):     2504 11th Street

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City, State and Zip Code:     Santa Monica, CA 90405

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PART II.  RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]


     (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     (B) The subject annual report on Form 10-KSB will be filed on or before fifteen calendar days (exclusive of holidays) following the prescribed due date; and


     (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


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Part III.  NARRATIVE.

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

Registrant requires additional time to finalize certain disclosure information necessary to accurately complete the Form 10-KSB for the fiscal ended December 31, 2000, because of recent changes in the Registrant's auditors and independent accountants in September 2000, December 2000, and March 2001, which mandate additional time on the part of Registrant's auditors and independent accountants to review and prepare Registrant's financial statements.


Part IV.  OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

         Raymond King 011442076282681


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) have been filed? If answer is no, identify the report(s):

         [ X ] Yes   [   ] No


(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         [   ] Yes   [ X ]  No
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                               DYNAMIC I-T, INC.

                  (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 29, 2001



By:   /s/ Raymond King
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          Raymond King
          Chief Financial Officer & Director